Filed Pursuant to Rule 253(g)(2)

Commission File No. 024-12375

REALTYMOGUL APARTMENT GROWTH REIT, INC.

SUPPLEMENT NO. 15 DATED SEPTEMBER 17, 2026

TO THE OFFERING CIRCULAR DATED AUGUST 27, 2025

This document (this “supplement”) supplements, and should be read in conjunction with, the offering circular of RealtyMogul Apartment Growth REIT, Inc. (“we,” “our,” “us” or the “Company”), dated August 27, 2025 (as supplemented, the “Offering Circular”). Except as described herein, the Offering Circular remains unchanged and continues in full force and effect. The information in this supplement updates and supersedes any inconsistent information contained in the Offering Circular. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

Explanatory Note

The purpose of this supplement is to:

●	update our net asset value per share as of June 30, 2026;
●	update the description of our common stock; and
●	update our plan of operation.

Net Asset Value Per Share as of June 30, 2026

On September 17, 2026, our board of directors approved an estimated net asset value (“NAV”) per share of our common stock of $6.36 as of June 30, 2026. This NAV per share will be effective until updated by us on or about September 30, 2026, or within a commercially reasonable time thereafter, unless updated prior to that time.

Our NAV per share is prepared by our Manager, with the assistance of a third-party provider of management and administrative services, at the end of each fiscal quarter, and is ultimately approved by our board of directors. The calculation as of June 30, 2026 reflects the assets minus total liabilities, divided by shares outstanding as of that date.

The methodology employed to determine the NAV per share is based on estimates and assumptions about future events that may not be accurate or complete. Accordingly, actual values could differ materially from such estimates, and different parties using different assumptions could derive a materially different NAV per share. Our NAV does not represent: (i) the price at which our shares would trade on a national securities exchange, (ii) the amount per share a stockholder would obtain upon selling shares, or (iii) the amount per share stockholders would receive if we liquidated our assets and distributed the proceeds after paying expenses and liabilities. Our NAV per share will fluctuate over time in response to, among other things, developments related to individual assets and changes in the real estate and capital markets. See the section of the Offering Circular captioned “Risk Factors—Our NAV per share is an estimate as of a given point in time. As a result, our NAV per share may not reflect the amount that you might receive for your shares in a market transaction, and the purchase price you pay in our offering may be higher than the value of our assets per share of common stock at the time of your purchase. In addition, our NAV per share likely will not represent the amount of net proceeds that would result if we were liquidated or dissolved or completed a merger or other sale of the Company.”

As previously disclosed, our offering price per share equals our most recently announced NAV per share. Accordingly, effective September 17, 2026, the offering price per share is $6.36, our NAV per share as of June 30, 2026. However, the New Subscription Pause implemented by our Manager effective July 11, 2025, remains in effect.

Description of Our Common Stock

The following table supplements the section of our Offering Circular captioned “Description of Our Common Stock—Components of NAV”:

STATEMENTS OF ASSETS AND LIABILITIES (UNAUDITED):

(In thousands, except per share numbers)	June 30, 2026	March 31, 2026
ASSETS:
Real estate investments, at fair value	$31,001	$32,696
Real estate debt investments, at fair value	773	536
Cash and cash equivalents	1,218	2,445
Interest receivable	31	12
Other assets	23	4
Total assets	$33,046	$35,693

LIABILITIES:
Accounts payable and accrued expenses	$155	$242
Due to related party	(89)	(72)
Distributions payable	5	6
Settling subscriptions payable	3	-
Total liabilities	$74	$176

NET ASSETS
Net assets consist of:
Stockholders’ equity	$36,527	$36,558
Retained earnings	1,827	2,406
Net adjustments to fair value	(5,382)	(3,447)
NET ASSETS	$32,972	$35,517
NET ASSET VALUE PER SHARE	$6.36	$6.85

Plan of Operation

The following information supplements the section of our Offering Circular captioned “Plan of Operation—Results of Operations”:

As of September 17, 2026, the aggregate value of the properties owned by or underlying loans and other investments made by us was approximately $234 million, and approximately $487 million since inception. The aggregate value of all underlying properties in our portfolio is based on the most recent internal valuations as of the end of the fiscal quarter upon which our most recently announced NAV per share is based pursuant to our valuation policies; provided, however, that the aggregate value ascribed to preferred equity investments is based on the most recent purchase price of the asset, and the value ascribed to properties underlying investments acquired since the most recent NAV per share was announced are based on the most recent purchase prices.